FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Month of August 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900-2900

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1) Notice to Stock Exchange, dated August 22, 2011, of Appointment of Additional Director to Board.	3

(2) Press Release, “Dr. Reddy’s announces the launch of Over-the-Counter Fexofenadine HCl and Pseudoephedrine HCl extended release tablets,” August 30, 2011.	4

(3) Press Release, “Dr. Reddy’s announces settlement of Lipitor® (atorvastatin) ANDA litigation with Pfizer,” August 31, 2011.	5

Notice To Stock Exchange
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
August 22, 2011
The Secretary/Executive Director
Bombay Stock Exchange Ltd.
National Stock Exchange of India Ltd.
New York Stock Exchange Inc.
Dear Sirs,
Sub: Appointment of Additional Director on the Board of the Company.
In terms of clause 30 of the Listing Agreement, we would like to inform you that the Board of Directors of the Company at their meeting held on August 22, 2011 has appointed Mr. Sridar Iyengar as an Additional Director on the Board of Directors of the Company with effect from August 22, 2011.
Please take the above information on record.
With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces the launch of Over-the-Counter Fexofenadine HCl and Pseudoephedrine HCl extended release tablets
Hyderabad, India, August 30, 2011:
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched its over-the-counter (OTC) Fexofenadine HCl and Pseudoephedrine HCl extended release tablets 180 /240 mg. The Food & Drug Administration (FDA) approved Dr. Reddy’s Abbreviated New Drug Application (ANDA) for Fexofenadine HCl and Pseudoephedrine HCl extended release tablets on June 22nd, 2011
Dr. Reddy’s will market the product under store brand labels in the U.S. market. The product is a bioequivalent version of sanofi-aventis’ Allegra® D24 Hour extended release tablets which received Rx-to-OTC switch approval from the FDA on January 24th, 2011.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Trademarks
Allegra® is a registered trademark of Aventisub II Inc.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces settlement of Lipitor® (atorvastatin) ANDA litigation with Pfizer
Hyderabad, India, August 31, 2011:
Dr Reddy’s Laboratories (NYSE: RDY) announced today that it has entered into a settlement agreement with Pfizer which will resolve litigation related to Lipitor® Tablets, 10 mg, 20 mg, 40 mg, and 80 mg, known generically as Atorvastatin Calcium tablets. The terms of the agreement are confidential, and the agreement itself is subject to review by the U.S. Department of Justice and the Federal Trade Commission.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Trademarks
Lipitor® is a registered Trademark of Pfizer
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: September 1, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary